

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

November 13, 2017

Jianhua Wu
Chief Executive Officer
Cleantech Solutions International, Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, People's Republic of China

> **Re:** **Cleantech Solutions International, Inc.**
> **Preliminary Proxy Statement on Schedule PRE 14A**
> **Filed November 3, 2017**
> **File No. 001-34591**

Dear Mr. Wu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Lawrence Venick, Esq.
        Loeb & Loeb LLP